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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 ---------------

                          SHAMAN PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    819319 10
                                 (CUSIP Number)

     William D. Savoy                       Lucas D. Schenck
     505 Union Station                      Foster Pepper & Shefelman PLLC
     505 Fifth Avenue, Suite 900            1111 Third Avenue, Suite 3400
     Seattle, Washington  98104             Seattle, Washington  98101
     (206) 342-2000                         (206) 447-4400

          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                December 31, 2000
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13nd-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                         ------------------------------
CUSIP NO. 819319 10                 13D                Page 2 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Vulcan Ventures Incorporated
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              WC
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              State of Washington
-------- -----------------------------------------------------------------------
               ----- -----------------------------------------------------------
                 7    SOLE VOTING POWER

 NUMBER OF                 -0- shares
  SHARES       ----- -----------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER
  OWNED BY
    EACH                   7,411,841 shares (1)
 REPORTING     ----- -----------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH
                           -0- shares
               ----- -----------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                           7,411,841 shares (1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,411,841 shares (1)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                         ------------------------------
CUSIP NO. 819319 10                 13D                Page 3 of 8 Pages
-------------------------                         ------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Paul G. Allen
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                  (b) [_]

-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              AF
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America
-------- -----------------------------------------------------------------------
                    ----- ------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
BENEFICIALLY OWNED
       BY                       -0- shares
      EACH          ----- ------------------------------------------------------
 REPORTING PERSON     8    SHARED VOTING POWER
      WITH
                                7,411,841 shares (1)
                    ----- ------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                                -0- shares
                    ----- ------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                                7,411,841 shares (1)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,411,841 shares (1)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.6%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
---------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer
------   -------------------

     This statement relates to the common stock, $0.001 par value per share (the "Common Stock"), of Shaman Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

Item 2.  Identity and Background
-------  -----------------------

     The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

     Paul G. Allen, Vulcan Ventures Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

     William D. Savoy, Vulcan Northwest Incorporated, 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

     Bert E. Kolde, Digeo Broadband, Inc., 12131 113th Avenue NE, Suite 203, Kirkland, WA 98034. Mr. Kolde is a Senior Vice President of Digeo Broadband, Inc., Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

     Jo Allen Patton, Vulcan Northwest Inc., 505 Union Station, 505 Fifth Avenue, Suite 900, Seattle, Washington 98104. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

     During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration
-------  -------------------------------------------------

     Vulcan Ventures funded its purchases of the Issuer's capital stock from its own working capital. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

Item 4.  Purpose of Transaction
-------  ----------------------

     Vulcan Ventures and Mr. Allen acquired the securities reported in this statement for investment purposes. Vulcan Ventures or Mr. Allen may purchase additional shares of common stock from time to time, depending on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures and Mr. Allen may also determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries,
(iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person,

(vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action.

Item 5.  Interest in Securities of the Issuer
-------  ------------------------------------

     As of the date hereof, Vulcan Ventures owns of record and beneficially, (i) 20,000 shares of the Issuer's Series C Preferred Stock, par value $0.001 per share ("Series C Stock"), (ii) warrants to purchase 258,323 shares of Common Stock (the "Warrants"), and (iii) 7,153,518 shares of the Common Stock (the "Common Shares"), including 946,858 shares paid as a dividend on the Series C Stock on June 1, 2000 and 2,788,506 shares paid as a dividend on the Series C Stock on November 30, 2000. In addition, assuming exercise of the Warrants, Vulcan Ventures may be deemed to own beneficially an additional 258,323 shares of Common Stock. Such shares represent approximately 7.6% of the outstanding Common Stock of the Issuer. This percentage amount is based upon 97,413,049 shares of Common Stock as reported on the Company's Quarterly Report filed on form 10Q with the SEC on November 15, 2000 for the period ending September 30, 2000.

     As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power with Vulcan Ventures over the shares of the Issuer's capital stock owned by Vulcan Ventures. Therefore, Mr. Allen may be deemed the beneficial owner of such shares.

     To the best knowledge of Vulcan Ventures and Mr. Allen, none of the other parties named in Item 2 owns any of the Issuer's common stock.

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     Except as set forth in this statement, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.
-------  ---------------------------------

         Exhibit           Description
         -------           -----------

           99.1            Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VULCAN VENTURES INCORPORATED



     February 12, 2001             By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


     February 12, 2001                                   *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                   William D. Savoy  as  Attorney-in  Fact  for
                                   Paul G. Allen pursuant to a Power of Attorney
                                   filed   on   August  30,  1999,   with   the
                                   Schedule 13G of Vulcan Ventures Incorporated
                                   and Paul G. Allen for Pathogenesis, Inc. and
                                   incorporated herein by reference.

                                  EXHIBIT INDEX

        Exhibit        Description
        -------        -----------

         99.1          Joint Filing Agreement

                                  EXHIBIT 99.1

                             Joint Filing Agreement
                             ----------------------


     We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

     Dated: February 12, 2001.

                                   VULCAN VENTURES INCORPORATED



                                   By: /s/ William D. Savoy
                                       -----------------------------------------
                                       William D. Savoy, Vice President


                                                        *
                                   ---------------------------------------------
                                   Paul G. Allen


                                  *By: /s/ William D. Savoy
                                       -----------------------------------------
                                   William D. Savoy  as  Attorney-in  Fact  for
                                   Paul G. Allen pursuant to a Power of Attorney
                                   filed   on   August  30,  1999,   with   the
                                   Schedule 13G of Vulcan Ventures Incorporated
                                   and Paul G. Allen for Pathogenesis, Inc. and
                                   incorporated herein by reference.